FOR IMMEDIATE RELEASE: May 2, 2011	PR 11-09
Atna Expands New Reserve Area

Golden, CO – Atna Resources Ltd. (“Atna”) –(TSX:ATN – OTCBB:ATNAF) is pleased to report new results for drilling adjacent to the  newly designed North Main Briggs pit and in the Deep Briggs zone. North Main Briggs is a new mining pit developed during last year’s reserve update. Deep Briggs is a previously announced mineralized zone that lies below the Main Briggs pit. Highlights of the recently received drill hole assays include:

North Main Briggs
•
55 feet (16.8 meters) grading 0.046 opt gold (1.58 g/t) including 25 feet (7.6 meters) grading 0.079 opt gold (2.72 g/t) in hole number NMB11-052 and 45 feet (13.7 meters) grading 0.027 opt gold (0.93g/t) in hole number NMB11-051

Main/Deep Briggs
•
85 feet (25.9 meters) grading 0.012 opt gold (0.41 g/t) in the East Wall and 75 feet (22.9 meters) grading 0.017 opt gold (0.58 g/t), including 15 feet (4.6 meters) grading 0.039 opt gold (1.34 g/t) in Deep Briggs both in hole number BMD11-065

"The positive drilling results at North Main Briggs has the potential to rapidly add to existing minable reserves. North Main Briggs remains open for extension and we have added seven holes to the drilling plan to test for further reserve potential. The Briggs Main Deep drilling is also producing very positive results," said James Hesketh, President & CEO.

These holes are contiguous with and extend the broad mineralized zones encountered in the Deep Briggs drilling described in previous press releases dated February 28, March 22, and April 7, 2011. Drilling at Deep Briggs is designed to in-fill between existing drill holes and to extend the mineralized zone along trend.

Detailed Assay Results
	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	ounces/ton Au (grams/tonne Au)	Zone
NMB11-051 (Azimuth 025, Angle -55)
	100 (30.5)	125 (38.1)	25 (7.6)	0.008 (0.27)	North Main Briggs
	140 (42.7)	185 (56.4)	45 (13.7)	0.027 (0.93)	North Main Briggs
NMB11-052 (Azimuth 055, Angle -50)
	125 (38.1)	180 (54.9)	55 (16.8)	0.046 (1.58)	North Main Briggs
Including	140 (42.7)	165 (50.3)	25 (7.6)	0.079 (2.72)
	205 (62.5)	235 (71.6)	30 (9.1)	0.011 (0.38)	North Main Briggs

BMD11-061 (Azimuth 330, Angle -60)
	0 (0)	80 (24.4)	80 (24.4)	0.014 (0.48)	Main Briggs
	130 (39.6)	215 (56.5)	85 (25.9)	0.020 (0.69)	Deep Briggs
	280 (85.3)	295 (89.9)	15 (4.6)	0.017 (0.58)	Deep Briggs
**	440 (134.1)	490 (149.3)	50 (15.2)	0.009 (0.31)	Deep Briggs
**	515 (157.0)	600 (182.9)	85 (25.9)	0.010 (0.34)	Deep Briggs
	620 (189.0)	640 (195.1)	20 (6.1)	0.015 (0.51)	Deep Briggs
BMD11-065 (Azimuth 270, Angle -65)
	0 (0)	85 (25.9)	85 (25.9)	0.012 (0.41)	Main Briggs
including	0 (0)	45 (13.7)	45 (13.7)	0.016 (0.55)	Main Briggs
	155 (47.3)	170 (51.8)	15 (4.6)	0.013 (0.45)	Deep Briggs
	260 (79.3)	270 (82.4)	10 (3.1)	0.031 (1.06)	Deep Briggs
	370 (112.8)	380 (115.9)	10 (3.1)	0.015 (0.51)	Deep Briggs
	435 (132.6)	450 (137.2)	15 (4.6)	0.016 (0.55)	Deep Briggs
	490 (149.4)	515 (157.0)	25 (7.6)	0.019 (0.65)	Deep Briggs
	575 (175.3)	650 (198.2)	75 (22.9)	0.017 (0.58)	Deep Briggs
including	585 (178.3)	600 (182.9)	15 (4.6)	0.039 (1.34)
	690 (210.3)	725 (221.0)	35 (10.7)	0.012 (0.41)	Deep Briggs

* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.
** Intercepts are preliminary in nature due to poor sample recovery from 440 to 600 feet. Hole has been re-drilled and assays are pending.
Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com